SUBCONTRACT FOR

ADMINISTRATIVE SERVICES

                        This Subcontract, dated as of April 1, 2013, is between Franklin Advisers, Inc., a California corporation (the “Investment Manager”), and Franklin Templeton Services, LLC (“Administrator”) with regard to administrative services provided to certain controlled foreign corporations organized under the laws of the Cayman Islands (each a “CFC”).

                        In consideration of the mutual agreements herein made, the parties hereby agree as follows:

            Section 1.        Prime Contract.           This Subcontract is made in order to assist the Investment Manager in fulfilling certain of the Investment Manager’s obligations under each investment management and investment advisory agreement (“IM Agreement”) between the Investment Manager and each CFC listed on Exhibit A hereto.

            Section 2.        Appointment.  The Investment Manager hereby appoints the Administrator to provide or procure, as applicable, for each CFC the administrative and other services described in Section 3 of this Subcontract for the period and on the terms set forth in this Subcontract, as may be supplemented from time to time.  The Administrator accepts such appointment and agrees during such period to render or procure, as applicable, the services herein set forth for the compensation provided in Section 6 below.

            Section 3.        Services.          The Administrator agrees, during the term of this Subcontract, to provide or procure, as applicable, at its own expense (unless otherwise agreed to by the parties), the following services to each CFC to the extent that any such services are not otherwise provided by the Investment Manager (including any subadviser) or any other service provider to the CFC:

                        (a)          providing office space, telephone, office equipment and supplies for the CFC necessary or appropriate for the effective administration of the CFC as contemplated in this Subcontract;

                        (b)          providing trading desk facilities for the CFC, unless these facilities are provided by the Investment Manager or any investment sub-adviser to the CFC;

                        (c)          authorizing expenditures and approving bills for payment on behalf of the CFC;

                        (d)          supervising preparation of periodic reports to the CFC shareholder, authorizing and disbursing dividends, providing notices of dividends, capital gains distributions and tax credits; and attending to routine correspondence and other communications with the CFC’s sole shareholder or others when asked to do so by the CFC’s officers;

Subcontract for Admin Services FTVIPT-MVGAF FTS,LLC with respect to CFC

                        (e)          coordinating and supervising the daily pricing and valuation of the CFC’s investment portfolio, including collecting quotations from pricing services engaged by the CFC;

                        (f)           providing fund accounting services including preparing and supervising financial statements;

                        (g)          monitoring and coordinating, where appropriate, relationships with organizations serving the CFC, including custodians, public accounting firms, law firms, pricing services, and other unaffiliated service providers;

                        (h)          supervising compliance by the CFC with any recordkeeping requirements under applicable law or regulation and maintaining books and records for the CFC (other than those maintained by the custodian);

                        (i)           preparing and filing any tax reports if necessary and monitoring the CFC’s compliance with the Internal Revenue Code and related private letter ruling from the Internal Revenue Service, and other applicable tax laws and regulations;

                        (j)           monitoring the CFC’s compliance with any securities laws, rules and regulations applicable to the operation of the CFC; local and foreign laws and the CFC’s investment objectives, policies and restrictions.

                        (k)          providing executive, clerical and secretarial personnel needed to carry out the above responsibilities;

                        (l)           preparing any regulatory reports if necessary;

                        (m)         maintaining the CFC’s register of members and tracking the daily purchases and redemptions of shares by the sole shareholder of the CFC;

                        (n)          signing checks and wiring transfers for all CFC accounts (i.e., redemption, distribution and custody) for the purpose of share purchases and share redemptions;

                        (o)          transferring cash from the deposit accounts under the CFC’s custody agreement into the redemption accounts and/or the dividend and distribution accounts established for the CFC;

                        (p)          accepting funds or accounts and signing acceptance letters;

                        (q)          signing on behalf of rights offerings, dividend options and other discretionary actions that involve the securities held by the CFC;

                        (r)           opening custody accounts on behalf of the CFC;

Subcontract for Admin Services FTVIPT-MVGAF FTS,LLC with respect to CFC

                        (s)           signing trade tickets to the custodian banks authorizing the settlement of trades and to confirm telephonically trades with broker/dealers on behalf of the CFC; and

                        (t)           processing foreign exchange trade settlements.

Nothing in this Subcontract shall obligate the Administrator to pay for the services of third parties, including attorneys, auditors, printers, pricing services or others, engaged directly by the CFC to perform services on behalf of itself.

            Section 4.        Delegation of Services.  The Administrator may, at its expense, delegate to one or more entities some or all of the services for the CFC for which the Administrator is responsible under this Subcontract.  The Administrator will be responsible for the compensation, if any, of any such entities for such services to the CFC, unless otherwise agreed to by the parties or with the CFC.  Notwithstanding any delegation pursuant to this paragraph, the Administrator will continue to have responsibility and liability for all such services provided to the CFC under this Subcontract.

            Section 5.        Performance of Services in Accordance with Regulatory Requirements; Furnishing of Books and Records.  In performing the services set forth in Section 3 of this Subcontract, the Administrator:

                        (a)          shall conform with all applicable laws and regulations, and with any applicable procedures adopted by the CFC’s Sole Director; and

                        (b)          will make available to the CFC, promptly upon request, any of the CFC’s books and records as are maintained under this Subcontract, and will furnish to regulatory authorities having the requisite authority any such books and records and any information or reports in connection with the Investment Manager’s services under this Subcontract that may be requested in order to ascertain whether the operations of the CFC are being conducted in a manner consistent with applicable laws and regulations.

            Section 6.        Fees.    The Investment Manager agrees to pay to the Administrator as compensation for such services a monthly fee equal on an annual basis to 0.15% of the first $200 million of the average daily net assets of each Fund during the month preceding each payment, reduced as follows: on such net assets in excess of $200 million up to $700 million, a monthly fee equal on an annual basis to 0.135%; on such net assets in excess of $700 million up to $1.2 billion, a monthly fee equal on an annual basis to 0.1%; and on such net assets in excess of $1.2 billion, a monthly fee equal on an annual basis to 0.075%.

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From time to time, the Administrator may waive all or a portion of its fees provided for hereunder.  The Administrator shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the CFC’s expenses, as if such waiver or limitation were fully set forth herein.

Subcontract for Admin Services FTVIPT-MVGAF FTS,LLC with respect to CFC

            Section 7.        Term.   Unless otherwise terminated, this Subcontract shall remain in full force and effect for two years after its execution and thereafter from year to year so long as such continuance is approved at least annually by the Sole Director of the CFC.

            Section 8.        Termination.    This Subcontract will terminate as to any CFC immediately upon the termination of the IM Agreement applicable to that CFC and, in addition, may be terminated by either party at any time on sixty (60) days’ written notice without payment of penalty.

            Section 9.        Standard of Care.       In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or of reckless disregard of its duties and obligations hereunder, the Administrator shall not be subject to any liability for any act or omission in the course of, or connected with, rendering services hereunder.

            Section 10.      Severability.  If any provision of this Subcontract shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Subcontract shall not be affected thereby.

            Section 11.      Governing Law.  This Subcontract shall be governed by and construed in accordance with the laws of the State of California.

                        IN WITNESS WHEREOF, the parties hereto have caused this Subcontract to be duly executed by their duly authorized officers.

FRANKLIN ADVISERS, INC.

By:  /s/EDWARD B. JAMIESON

            Edward B. Jamieson

Title:    President and Chief Investment Officer

FRANKLIN TEMPLETON SERVICES, LLC

By:  /s/ALOK SETHI

            Alok Sethi

Title:    President

Subcontract for Admin Services FTVIPT-MVGAF FTS,LLC with respect to CFC

EXHIBIT A

MVGAF Holdings Corporation